FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR

PACIFIC NORTH WEST CAPITAL CORP.

FOR THE NINE MONTHS ENDED 31 JANUARY 2012

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the nine month period ended 31 January 2012 and should be read in conjunction with the corresponding unaudited condensed consolidated interim financial statements and related notes. The date of this Management Discussion and Analysis is 12 March 2012. Additional information on the Company is available on SEDAR at www.sedar.com.

BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

PFN is a mineral exploration company focused on the acquisition, exploration and development of Platinum Group Metals (PGMs), precious and base metals properties. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of forming options and/or joint ventures with major mining companies through to production. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly-owned US and Mexican subsidiary,  Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V., respectively, are being maintained for future property acquisitions.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

OUTLOOK

The Company ended 31 January 2012 with a strong cash position that will enable it to continue its own acquisition and exploration in North America and other jurisdictions.

Project Overview:

RIVER VALLEY, ONTARIO

The River Valley mineral claims are located in the Sudbury Region of Ontario.  PFN optioned the River Valley claims following the discovery of highly anomalous PGM values in grab samples in the Dana Lake and Azen Creek areas.  By an agreement dated 15 January  1999 and amended 11 March  1999 (collectively, the “Agreement”), the Company acquired a 100% interest in the River Valley claims from Bailey Resources Ltd., Luhta Resources Ltd. and Pardo Resources Ltd. by issuing 600,000 common shares of PFN and $265,000 cash (paid). The River Valley claims are subject to a total 3% NSR, of which PFN can purchase up to 2% of the NSR from the vendors for $2,000,000.

On 14 July 1999, PFN entered into an unincorporated 50/50 joint venture agreement (“JV”) over the River Valley property with Kaymin Resources Ltd. (“Kaymin”) whereby Kaymin was responsible for funding all exploration to completion of a feasibility study, which would give Kaymin an additional 10% interest. In addition, if Kaymin arranged financing for a mine, it would receive another 5% interest, for a total interest of 65%.

Kaymin continued to fund exploration under the terms of JV until 2007 and invested over $22M in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project, above and beyond the minimal holding costs.

An additional $150,000 budget was allocated to fund a detailed geochemical study of the River Valley mineralization was conducted by Dr. Reid Keays of Monash University, Melbourne, Australia. Dr. Keays is an expert in the geochemistry of nickel (“Ni”) and PGM deposits. Re-sampling of selected River Valley drill holes was completed in January, 2009, and of the 336 samples were submitted to the Ontario Geoscience Laboratories for analytical work, 154 results have been received to date. In order to improve economy modelling of the deposit, the study examined the full suite (Pt, Pd, Rh, osmium (“Os”), iridium (“Ir”), and ruthenium (“Ru”)) PGM content of  selected mineralized samples , and determined the relationship of Rh, Ir and Ru concentration from Pt and Pd. The program was designed to establish a genetic model of mineralization for the River Valley system, determine the cause of lateral variations in PGE content, and develop a technique to estimate Rhodium, Iridium and Ruthenium concentrations in the indicated and inferred resource categories Platinum and Palladium concentrations without the need to assay all samples for the full suite of PGE’s. This approach provides a better estimate of the true value of the mineralization in the River Valley resource. Dr. Keays concluded from the study that estimates of the Rh, Ir, and Ru concentrations in the River Valley resource can be obtained on the basis of the average Pt and Pd assay grades through a regression analysis. His study indicates that Rh concentrations are equivalent to ~10% of the Pt grades.

Included in the River Valley PGM Project are the following:

i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% NSR. The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000. The property is subject to a 2% NSR.

iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “Optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interests.

By way of a Mineral Interest Assignment Agreement dated 13 December 2010, and amended on 6 April 2011 (“Assignment Agreement”), PFN completed the purchase from Kaymin of Kaymin’s 50% interest in the River Valley claims, providing PFN with an undivided 100% interest in the River Valley platinum group metals ("PGM") project.  Under the terms of the Assignment Agreement,  Kaymin exchanged its 50% interest in the joint venture ("JV"), for a then-12% interest in PFN, based on the issued and outstanding common shares of PFN as of 30 November 2010 (67,643,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

a.	8,117,161 fully paid and non-assessable common shares of PFN (issued); and,

b.	Three-year warrants exercisable to purchase 3,000,000 common shares of PFN at a price of $0.30 per common share (issued).

The latest mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006 and the results are as follows:

1. Measured Resource:
7.99 million tonnes grading 1.33 g/t palladium ("Pd"), 0.44 g/t platinum ("Pt"), 0.08 g/t gold ("Au"), 0.12% copper ("Cu") and 0.02% nickel ("Ni") using a cut-off grade of 1.00 g/t Pd+Pt.

2. Indicated Resources: 11.31 million tonnes grading 1.08 g/t Pd, 0.36 g/t Pt, 0.07 g/t Au, 0.10% Cu and 0.02% Ni using a cut-off grade of 1 g/t Pd+Pt.

3. Inferred Resources: 0.88 million tonnes grading 1.36 g/Pd, 0.47 g/t Pt , 0.07 g/t Au, 0.10% Cu and 0.02% Ni using a cut-off grade of 1 g/t Pd+Pt

Post JV Partnership (2011 Exploration Programs)

On 20 April 2011 PFN commenced the Phase I of a $5 million, 15,500 metre ("m") drill program on the River Valley PGM Project. As of October 2011, PFN completed more than 130 line km of 3D Induced Polarization ("IP") geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. The 2011 exploration program consists of four phases.  Phases IA and IB and part of Phase IC were focused on infill drilling in the areas that required more data. The remaining part of Phase 1C will focus on identifying new areas of mineralization in the favourable breccia unit, with the objective of increasing the mineral resources of the project.

Phase IA consisted of 3,724 m (15 holes) of drilling and was completed on the Dana Lake area in late May 2011. The exploration program utilized one drill rig, which systematically drilled off sections spaced at approximately 25m intervals through the +900m long, north-south trending Dana Lake deposit. Phase IA drilling confirmed the presence of significant PGM, associated with disseminated sulphide mineralization at the Dana North Area.

All samples were assayed by SGS Laboratories. Assay results from mineralized core intersections are reported below.

Phase IA included the collection of approximately 60 line-km of 3D IP ground geophysical data. These surveys have being conducted to generate additional drill targets and to enhance the targeting along a portion of the 9 kilometre ("km") prospective horizon located at the contact of the River Valley Intrusion. PFN plans to expand the geophysical survey coverage and complete these surveys in four different phases to cover the prospective zones over the entire 9 km strike length.

Phase IB, consisted of approximately 3500 m (17 holes), Phase IB included the collection of approximately 70 line-km of 3D IP ground geophysical data. Phase IC commenced in August 2011. Data from the infill drilling will be combined with that from approximately 111,000 m in 590 holes drilled previously to form the basis for a mineral resource update. The resource update will be completed in the first quarter of 2012. Following completion of Phase IC, the exploration focus for Phase ID will be on drilling new PGM targets within the River Valley intrusive complex. These new targets have potential to contain additional mineral resources.

Some of these targets were identified during a three dimensional (3D) IP survey performed from March to July 2011 Data from this survey are currently being processed and interpreted. However, preliminary data indicate several prominent anomalies associated with the River Valley intrusive complex. These targets will be further assessed during detailed interpretation and drilling programs will be designed to test prioritized targets. In addition, targets previously identified from mineralized surface samples, but never drilled, will be evaluated for testing too.

The 2011 Phase I drilling program focused primarily on the contact environment of the River Valley property. The program was successful in testing the strike and dip of the mineralized breccia unit and associated stratigraphy in the Dana North Zone and the Dana South Zone. On the basis of work completed to date, several important observations and conclusions can be made:

1.	In the Dana North and Dana South Zones, the PGM mineralization has relatively consistent, high grade PGM values.

2.

Results of infill drilling at Dana North have been successful at confirming the nature of the mineralization, with the majority of holes returning higher than anticipated PGM grades. Scattered mineralization and elevated PGM values exist in basal unit (i.e., below the breccia unit) of River Valley intrusion.

3.	The footwall Archean paragneiss and migmatites has scattered elevated PGM values. Previous drilling failed to consistently penetrate the footwall.

As of January 31, 2012 59 holes have been drilled in four phases (1A-D) for a total of approximately 17,000. Phases IA and IB and part of Phase IC focused on infill drilling in the areas that required more data. The remainder of Phase 1C focused on identifying new areas of mineralization in the favourable breccia unit, with the ultimate objective of expanding the mineral resources. Data from this resource drilling has been combined with that from approximately 111,000 metres in 590 holes drilled previously up to 2005, and delivered to Wardrop Engineering for a mineral resource update. The resource update will be completed in the first quarter of 2012.

Phase ID, the exploration phase, of drilling at River Valley in 2011-2012, focused primarily on drilling in the interior of the River Valley Intrusion Complex (RVIC) (see Press Release dated December 8th 2011). Six exploration holes for approximately 1700 metres have been completed in the Dragon and Spade Zone and encountered favourable olivine-bearing gabbronorite units in the RVIC. Core logging, sampling and assaying is in progress. Assay results are pending for the laboratory. Drilling is on the East Banshee targets resumed on January 16, 2012. East Banshee drilling targeted one of the new targets identified during a 2011 three-dimensional (3D) IP survey. The table below illustrates high grade assay intervals of DN001 to DN038 (Composite Results, True widths of intercepts are shown and are based on the current interpretation).

	From (m)	To (m)	Intersect (m)	Intersect (feet)	True Thick-ness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN001	123	173	50	164.0	40.5	0.26	0.008	0.77	0.022	0.05		1.10	0.03	0.02	0.09
Including	123	134	11	36.1	8.9	0.37	0.011	1.11	0.033	0.07		1.55	0.05	0.02	0.09
Including	141	153	12	39.4	9.7	0.31	0.009	0.90	0.026	0.05		1.26	0.04	0.02	0.11
Including	159	173	13	42.7	10.5	0.28	0.008	0.83	0.024	0.06		1.18	0.03	0.03	0.12
DN002	114	179	65	213.3	46.0	0.32	0.009	0.95	0.028	0.06		1.30	0.04	0.02	0.10
Including	146	158	12	39.4	8.5	0.43	0.013	1.30	0.038	0.08		1.82	0.05	0.03	0.14
Including	173	179	6	19.7	4.2	0.74	0.022	2.34	0.068	0.12		3.20	0.09	0.02	0.12
DN003	50	115	65	213.3	46.0	0.42	0.010	1.29	0.038	0.08		1.80	0.05	0.03	0.13
Including	50	59	9	29.5	6.4	0.98	0.029	3.09	0.090	0.18		4.25	0.12	0.03	0.22
Including	72	84	12	39.4	8.5	0.59	0.017	1.76	0.052	0.11		2.47	0.07	0.04	0.16
DN004	29	63	34	111.5	24.0	0.66	0.020	2.00	0.060	0.12		2.80	0.08	0.03	0.16
Including	29	40	11	36.1	7.8	1.12	0.033	3.40	0.099	0.18		4.71	0.14	0.04	0.24
Including	43	47	4	13.1	2.8	0.69	0.020	2.06	0.060	0.11		2.86	0.08	0.03	0.16
DN005	201	209	8	26.2	6.5	0.44	0.010	1.04	0.030	0.07		1.55	0.05	0.02	0.12
And	250	256	6	19.7	4.9	0.41	0.010	1.11	0.040	0.07		1.60	0.05	0.03	0.14
Including	253	255	2	6.6	1.6	0.60	0.020	1.62	0.050	0.09		2.31	0.07	0.04	0.18
DN006	131	155	24	78.7	17.0	0.58	0.020	1.44	0.046	0.13		2.15	0.07	0.02	0.14
Including	131	137	6	19.7	4.2	0.92	0.030	2.30	0.070	0.19		3.41	0.11	0.02	0.13
Including	145	155	10	32.8	7.1	0.60	0.019	1.50	0.050	0.12		2.22	0.07	0.03	0.17
DN007	33	79	46	150.9	32.5	0.46	0.010	1.10	0.040	0.08		1.65	0.05	0.02	0.11
Including	33	56	23	75.4	16.3	0.58	0.020	1.29	0.040	0.08		1.95	0.06	0.02	0.08
Including	60	62	2	6.6	1.4	0.65	0.020	1.53	0.050	0.18		2.36	0.08	0.03	0.28
Including	76	79	3	9.8	2.1	0.46	0.010	1.41	0.050	0.10		1.97	0.06	0.03	0.18
DN008	6	14	8	26.2	5.7	0.76	0.020	2.38	0.080	0.13		3.28	0.11	0.02	0.15
Including	9	14	5	16.4	3.5	1.03	0.030	3.24	0.100	0.18		4.45	0.14	0.03	0.18
DN009	91	94	3	9.8	2.4	0.40	0.010	0.99	0.030	0.01	0.040	1.40	0.05	0.01	0.01
DN010	223	241	18	59.0	12.7	0.35	0.010	1.18	0.040	0.06	0.030	1.59	0.05	0.03	0.10
Including	223	228	5	16.4	3.5	0.49	0.020	1.61	0.050	0.06	0.030	2.16	0.07	0.04	0.12
And	233	239	6	19.7	4.2	0.40	0.010	1.40	0.040	0.07	0.030	1.87	0.06	0.04	0.10
Including	233	235	2	6.6	1.4	0.64	0.020	2.38	0.080	0.12	0.030	3.14	0.10	0.04	0.15
DN011	52	56	4	13.1	2.8	0.75	0.020	0.83	0.030	0.01	0.420	1.59	0.05	0.00	0.01
And	72	86	14	45.9	9.9	0.55	0.020	1.70	0.050	0.12	0.340	2.38	0.08	0.02	0.13
Including	72	76	4	13.1	2.8	0.97	0.030	2.93	0.090	0.18	0.950	4.09	0.13	0.02	0.12
And	134	187	53	173.8	37.5	0.83	0.030	2.52	0.080	0.15	3.340	3.50	0.11	0.03	0.18
Including	143	156	13	42.6	9.2	0.90	0.030	2.83	0.090	0.16	1.990	3.89	0.12	0.03	0.17
Including	171	182	11	36.1	7.8	1.82	0.060	5.83	0.190	0.35	1.320	8.00	0.26	0.07	0.38
And	223	231	8	26.2	5.7	0.39	0.010	1.26	0.040	0.07	0.450	1.72	0.06	0.04	0.12
Including	223	226	3	9.8	2.1	0.65	0.020	2.15	0.070	0.11	0.520	2.91	0.09	0.06	0.19
DN012	38	65	27	88.6	19.1	0.49	0.020	1.58	0.050	0.08	0.060	2.16	0.07	0.02	0.12
Including	44	51	7	23.0	4.9	1.12	0.040	3.77	0.120	0.15	0.140	5.04	0.16	0.04	0.19
And	132	140	8	26.2	5.7	0.33	0.010	1.06	0.030	0.07	0.040	1.45	0.05	0.02	0.11
DN013	172	174	2	6.6	1.4	0.47	0.020	1.55	0.050	0.04	2.050	2.06	0.07	0.02	0.13
DN014	366	396	30	98.4	26.0	0.59	0.020	1.91	0.060	0.10	0.001	2.60	0.08	0.03	0.16
Including	366	368	2	6.6	1.7	1.50	0.050	4.78	0.150	0.17	0.001	6.44	0.21	0.05	0.26
Including	378	380	2	6.6	1.7	0.89	0.030	3.04	0.100	0.16	0.001	4.08	0.13	0.03	0.24
DN015	254	261	7	23.0	6.1	0.92	0.030	2.38	0.080	0.10	0.001	3.39	0.11	0.02	0.12
Including	255	257	2	6.6	1.4	0.95	0.030	3.00	0.100	0.11	0.001	4.05	0.13	0.02	0.10
Including	258	261	3	9.8	2.1	1.00	0.030	2.92	0.090	0.14	0.001	4.06	0.13	0.03	0.19
DN016	294	303	9	29.5	7.8	0.99	0.030	3.20	0.100	0.13	0.012	4.32	0.14	0.02	0.16
Including	294	298	4	13.1	3.5	1.58	0.050	5.44	0.170	0.19	0.021	7.21	0.23	0.04	0.27
And	328	334	6	19.7	5.2	1.05	0.030	2.86	0.090	0.13	0.010	4.04	0.13	0.05	0.21
DN017	144	171	27	88.6	22.4	0.69	0.020	1.99	0.060	0.12	0.007	2.80	0.09	0.02	0.12
Including	150	162	12	39.4	9.9	0.91	0.030	2.57	0.080	0.14	0.009	3.62	0.12	0.04	0.20

DN018	132	151	19	62.3	13.4	0.50	0.020	1.56	0.050	0.09	0.005	2.15	0.07	0.03	0.13
Including	135	140	5	16.4	3.5	0.79	0.030	2.50	0.080	0.14	0.008	3.43	0.11	0.04	0.19
DN019	103	116	13	42.6	9.2	0.41	0.010	1.24	0.040	0.07	0.004	1.72	0.06	0.03	0.12
Including	105	109	4	13.1	2.8	0.41	0.010	1.27	0.040	0.08	0.003	1.76	0.06	0.02	0.11
And	129	137	8	26.2	5.7	0.30	0.010	0.90	0.030	0.04	0.002	1.24	0.04	0.02	0.07
Including	129	131	2	6.6	1.4	0.49	0.020	1.53	0.050	0.08	0.004	2.10	0.07	0.03	0.16
DN020	44	54	10	32.8	7.1	0.31	0.010	0.98	0.030	0.06	0.003	1.35	0.04	0.02	0.12
Including	51	53	2	6.6	1.4	0.46	0.010	1.50	0.050	0.07	0.005	2.03	0.07	0.02	0.13
DN021	214	249	35	114.8	30.3	0.58	0.020	1.77	0.060	0.12	0.006	2.47	0.08	0.02	0.15
Including	216	222	6	19.7	5.2	1.13	0.040	3.71	0.120	0.22	0.015	5.06	0.16	0.04	0.24
Including	226	231	5	16.4	4.3	0.72	0.020	2.25	0.070	0.16	0.007	3.12	0.10	0.03	0.20
And	304	323	19	62.3	16.5	0.47	0.020	1.45	0.050	0.09	0.004	2.01	0.06	0.04	0.17
And	331	339	8	26.2	6.9	0.59	0.020	1.72	0.060	0.08	0.006	2.39	0.08	0.04	0.19
DN022	214	249	35	114.8	27.2	0.42	0.010	1.27	0.040	0.88	0.004	2.57	0.08	0.03	0.13
Including	199	203	4	13.1	3.1	0.67	0.020	2.36	0.080	0.17	0.006	3.20	0.10	0.04	0.21
Including	208	218	10	32.8	7.8	0.64	0.020	1.96	0.060	0.12	0.006	2.71	0.09	0.04	0.17
DN023	68	110	42	137.8	29.7	0.53	0.020	1.65	0.050	1.00	0.005	3.18	0.10	0.02	0.13
Including	88	99	11	36.1	7.8	0.75	0.020	2.54	0.080	0.14	0.008	3.43	0.11	0.04	0.19
DN024	25	37	12	39.4	8.5	0.68	0.020	2.08	0.070	0.12	0.007	2.88	0.09	0.03	0.16
Including	25	31	6	19.7	4.2	0.93	0.030	2.90	0.090	0.15	0.009	3.97	0.13	0.03	0.18
And	41	56	15	49.2	10.6	0.41	0.010	1.29	0.040	0.06	0.004	1.76	0.06	0.02	0.10
Including	47	50	3	9.8	2.1	0.71	0.020	1.98	0.060	0.08	0.006	2.77	0.09	0.04	0.14
And	61	72	11	36.1	7.8	0.41	0.010	1.41	0.050	0.08	0.004	1.90	0.06	0.03	0.15
Including	67	70	3	9.8	2.1	0.39	0.010	1.36	0.040	0.08	0.005	1.83	0.06	0.03	0.16
DN025	28	38	10	32.8	7.1	0.56	0.020	1.59	0.050	0.08	0.005	2.23	0.07	0.03	0.12
Including	30	33	3	9.8	2.1	1.10	0.040	2.78	0.090	0.13	0.009	4.01	0.13	0.03	0.15
DN026	99	112	13	42.6	11.6	0.40	0.010	1.40	0.050	0.08	0.004	1.88	0.06	0.02	0.14
Including	104	109	5	16.4	4.5	0.50	0.020	1.60	0.050	0.09	0.004	2.19	0.07	0.02	0.19
And	195	198	3	9.8	2.7	0.50	0.020	1.50	0.050	0.05	0.004	2.05	0.07	0.02	0.10
DN027	73	81	8	26.2	5.7	0.40	0.010	1.10	0.040	0.03	0.004	1.53	0.05	0.01	0.06
Including	73	76	3	9.8	2.1	0.70	0.020	2.00	0.060	0.06	0.007	2.76	0.09	0.02	0.09
DN029	22	32	10	32.8	7.1	1.00	0.030	3.30	0.110	0.20	0.011	4.50	0.14	0.07	0.28
Including	23	24	1	3.3	0.7	2.20	0.070	7.00	0.230	0.20	0.023	9.40	0.30	0.12	0.46
Including	24	32	8	26.2	5.7	0.90	0.030	2.70	0.090	0.20	0.009	3.80	0.12	0.06	0.27
DN030	3.5	18	14.5	47.6	10.3	0.70	0.020	2.10	0.070	0.10	0.008	2.90	0.09	0.04	0.17
Including	6	12	6	19.7	4.2	1.01	0.030	3.23	0.100	0.15	0.012	4.39	0.14	0.04	0.20
DN032	306	320	14	45.9	12.0	0.41	0.010	1.19	0.040	0.06	0.004	1.66	0.05	0.02	0.08
Including	312	314	2	6.6	1.7	0.76	0.020	2.56	0.080	0.08	0.008	3.40	0.11	0.02	0.08
And	325	358	33	108.2	28.3	0.48	0.020	1.54	0.050	0.09	0.004	2.11	0.07	0.02	0.12
Including	332	339	7	23.0	6.0	1.17	0.040	3.82	0.120	0.18	0.011	5.17	0.17	0.04	0.21
DN033	256	310	54	177.1	38.2	0.51	0.020	1.48	0.050	0.09	0.005	2.08	0.07	0.03	0.14
Including	262	274	12	39.4	8.5	0.83	0.030	2.37	0.080	0.15	0.009	3.35	0.11	0.05	0.24
Including	291	295	4	13.1	2.8	0.59	0.020	1.81	0.060	0.11	0.006	2.51	0.08	0.03	0.16
Including	306	309	3	9.8	2.1	0.93	0.030	2.83	0.090	0.13	0.011	3.89	0.13	0.02	0.15
DN034	5	15	10	32.8	7.1	0.59	0.020	1.42	0.050	0.10		2.11	0.07	0.03	0.13
Including	7	10	3	9.8	2.1	0.72	0.020	1.99	0.060	0.13		2.84	0.09	0.03	0.16
And	67	71	4	13.1	2.8	1.00	0.030	2.87	0.090	0.18		4.05	0.13	0.03	0.17
And	219	239	20	65.6	14.1	0.63	0.020	2.03	0.070	0.11		2.77	0.09	0.05	0.20
Including	229	233	4	13.1	2.8	1.26	0.040	4.22	0.140	0.24		5.72	0.18	0.08	0.38
And	281	297	16	52.5	11.3	0.51	0.020	1.47	0.050	0.08		2.06	0.07	0.03	0.15
Including	282	287	5	16.4	3.5	0.82	0.030	2.51	0.080	0.12		3.45	0.11	0.04	0.19
DN035	74	115	41	134.5	29.0	0.41	0.010	1.33	0.040	0.07		1.81	0.06	0.03	0.15
Including	90	102	12	39.4	8.5	0.67	0.020	2.20	0.070	0.12		2.99	0.10	0.47	0.22
And	209	223	14	45.9	9.9	0.75	0.020	2.25	0.070	0.11		3.11	0.10	0.03	0.16
And	249	269	20	65.6	14.1	0.37	0.010	1.11	0.040	0.06		1.54	0.05	0.03	0.12
Including	249	250	1	3.3	0.7	1.45	0.050	4.78	0.150	0.19		6.42	0.21	0.06	0.26
DN038	171	198	27	88.6	19.1	0.42	0.010	1.37	0.040	0.08		1.87	0.06	0.03	0.13
Including	171	175	4	13.1	2.8	0.64	0.020	2.20	0.070	0.11		2.95	0.09	0.03	0.17

ROCK & ROLL PROPERTY, BRITISH COLUMBIA

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and 37 km from the Eskay Creek Mine Road in northern British Columbia. Under the terms of the Agreement, PFN can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% net smelter return royalty (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 2%, and an underlying NPI of 15%, both of which are payable to Prime Equities International Corporation, and both of which can be purchased in their entirety for $1,500,000 each.

The Rock & Roll Property hosts precious metals rich in volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past-producing Eskay Creek mine.  Known mineralization on the Rock & Roll Property occurs in multiple stacked sulphide lenses in two zones: the Black Dog and SRV Zones, over a total strike length of approximately 950 m.  A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5km of strike length of the prospective lithologies is present on the property. There is the potential for additional mineralization along strike and at depth, as historic drilling tested the known mineralization down to depths of only about 160 m.

The 2009 exploration program included a 350 line km, AeroTem3, helicopter-borne magnetic/electromagnetic survey conducted by Aeroquest Limited and a drilling program consisting of a total of 540 m of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations. The table below illustrates selected assay results from this drill program, with gold (“Au”) and silver (“Ag”) measured in grams per tonne (“g/t”) and copper (“Cu”), lead (“Pb”) and zinc (“Zn”) in percent (%).

Hole Number	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
RR09-105	76.03	77.9	1.87	0.78	84.6	0.24	0.21	0.89
including	76.77	77.9	1.13	1.14	120.4	0.32	0.30	1.23
RR09-106	62.26	64.3	2.04	0.40	72.2	0.27	0.24	1.63
including	62.26	63.01	0.75	0.90	177.7	0.60	0.63	4.23
RR09-107	39.32	58.73	19.41	0.53	57.9	0.19	0.24	0.91
including	39.32	42.46	3.14	1.31	296.2	0.46	1.25	3.99
RR09-108	46.88	85.59	38.71	0.28	18.3	0.13	0.05	0.72
including	62.74	75.71	12.97	0.40	28.0	0.21	0.06	1.07
RR09-109	No Significant Assays
	*Interval represents apparent thickness not true thickness

The final drill hole of this program tested a strong electromagnetic anomaly that was thought to represent the westward continuation of the Black Dog Zone. Drilling at this location failed to return any significant assays.

Further investigations are required to test for a westward extension of the main zones of mineralization.

The 2009 work program on the property was also designed to provide an initial evaluation of the validity of historic assay data. A total of twenty-one samples from five different historic drill holes were obtained for comparison with the original assays. In most cases the samples were taken from the same core interval as the original samples.

Overall historic assay results have been confirmed, and the Company can now embark on a systematic re-sampling of historic core to provide a statistical comparison of the historic assay data with modern data. Commencement of the 2010 Rock and Roll exploration program was announced on 27 September 2010. This program primarily focused on continuation of re-sampling previous drill core, coupled with geological mapping/prospecting that investigated airborne geophysical survey conductors and geological and geochemical targets. The fieldwork was supported by further compilation of data from the 1990-97 programs and the incorporation of new geological interpretations formulating in conjunction with members of the British Columbia Geological Survey.

The Rock & Roll Report, commissioned by Alto Ventures Ltd. (“Alto”) and PFN, and filed on 1 June 2011 on the Company’s Form 6-K, included a new NI 43-101 compliant mineral resource estimate for the Black Dog Deposit. The resource estimate incorporated the mineralized zones of the historic drill core and the 540 m (1,772 ft) of the five diamond drill holes that were completed by PFN in 2009/2010. Through this work, PFN significantly increased the resources contained within the Black Dog deposit over the previous resource estimate, completed prior to the implementation of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The NI 43-101 compliant mineral resource estimate in the “indicated” category consists of 2,155,679 tonnes grading 0.68 g/t Au (47,040 contained oz of Au), and 82.7 g/t Ag (5,734,445 contained oz of Ag) at a gold-equivalent cut-off grade of 0.5 g/t. The deposit also contains 0.22% Cu (10,500,833 lbs Cu), 0.22% Pb (10,399,960 lbs Pb), and 0.94% Zn (44,522,995 lbs Zn) or 3.11 g/t gold equivalent (“AuEq”) for an additional 215,239 oz of AuEq at the 0.5 g/t AuEq cut-off. The AuEq grade is based on $1,000/oz Au, $15.80/oz Ag, $2.92/lb Cu, $0.86/lb Pb and $0.86/lb Zn. The tables below give the mineral resource estimate for the Black Dog deposit at varying cut-off grades.

The Black Dog massive sulphide deposit is part of a larger area that includes the SRV Zone hosting precious metal-rich VMS mineralization. These occurrences display similarities to other precious metal-rich deposits such as Eskay Creek (50 km to the east-southeast), Greens Creek, and other deposits of the Canadian Cordillera. The mineralization on the Rock & Roll property is hosted by graphitic argillite to siltstone. The Black Dog and SRV zones are dominated by massive pyrrhotite with blebs and lenses of chalcopyrite and sphalerite. Massive pyrite-sphalerite forms finely laminated lenses locally, with minor pyrrhotite, galena and chalcopyrite.

Indicated Mineral Resources, consistent with the definitions required by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended  and  by NI43-101, are reported at various cut-off grades in Table 1 (for Au and Ag) and Table 2 (for Cu, Pb, Zn and Au-Eq values). Inverse distances squared interpolation restricted to mineralized domains were used to estimate gold (grams/tonne Au), silver (grams/tonne Ag), copper (% Cu), lead (% Pb), and zinc (% Zn) grades into the block models. Gold, silver, copper, lead and zinc content were combined into a gold equivalent value (using to the prices given above) for resource reporting.

A $1.8 million Phase I Program is recommended in the report for further exploration at the Black Dog zone which includes initial metallurgical testing, baseline environmental work and a major diamond drilling program. The relatively shallow dips of the stratigraphy and conductive cover material have hampered exploration efforts in the past. Diamond drilling is recommended to test the conductive horizons for new mineral occurrences and also to extend the known mineralization at the Black Dog and SRV zones that are open along strike and down dip.

Gold and Silver Indicated Mineral Resource Estimate at various gold-equivalent (AuEq) cut-off grades. Metallurgical recoveries and net smelter returns are assumed to be 100%

Copper, Lead, Zinc and gold equivalent Indicated Mineral Resource Estimate at various gold-equivalent (AuEq) cut-off grades

SARGESSON AND KELLY/DAVIS PROPERTIES, ONTARIO

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

COLDWELL, ONTARIO

In 2007, the Company acquired 91 mineral claims (20,254 hectare ("ha") by staking in the Coldwell area near Marathon, Ontario. The claims cover parts of the Coldwell alkaline intrusive complex, which also hosts the Marathon PGM deposit.

Airborne geophysical and lake bottom sediment surveys were completed in 2007. The goal of these surveys was to identify targets for follow-up ground evaluation in 2008. Prospecting and a soil geochemical survey were completed in 2008. This work did not identify any significant mineralization.

The Company allowed the Coldwell claims to lapse in July and August 2010.

GOODCHILD, ONTARIO

During the year ended 30 April 2009, the Company acquired 28 mineral claims (6,640 ha) by staking in the north east of the Coldwell Area near Marathon, Ontario. These claims were incorporated into the Coldwell project as described in the preceding section.

As with the Coldwell Project, the Company allowed the Goodchild claims to lapse in February 2010.

SWAYZE JOINT VENTURE, ONTARIO

In 2007 the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. On 12 February 2008, the Company entered into a three-year joint venture agreement with Benton Resources Corp. to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It was proposed that the exploration budget over the three years would be $1,200,000 with the first year’s budget of $400,000.  Total holdings in the Swayze area include 3 properties totalling 8,544 ha.

Any additional claims acquired in the Swayze Greenstone Belt would be included in the joint venture.  Each company would participate in working the properties as a 50/50 joint venture.  Expenditures and programs on the properties are to be determined by an annual joint management committee meeting.

In 2008, and airborne survey was completed over claims in Tooms Township that form part of the Swayze joint venture property. In addition, prospecting and mapping were completed on the Tooms and Heenan Township properties. In late 2008, a small (500 m) drill program was completed on the Heenan Township property. This work did not identify significant mineralization.

On 5 May 2009, the joint venture was terminated.  The Company allowed the Swayze claims to lapse in January 2010 and has no further plans for this project.

RAGLAN HILLS JOINT VENTURE, ONTARIO (OLD: SOUTH RENFREW, ONTARIO)

The Company staked 6 claims (1,024 ha) in Raglan Township within the Raglan meta-gabbro mafic complex in June 2006.

The property covers at least one historical nickel copper showing within a sulphide zone that is approximately 155m long and 6m- to-15m wide.  Reconnaissance prospecting, sampling and geochemical soil programs have been initiated over the property, as well as the historical showing areas.

In 2007 the Company entered into a 50/50 joint venture agreement with First Nickel to evaluate the claims as well as their adjoining claims (1,728 ha) as one property.  Expenditures and programs on the project were determined by an annual joint management committee meeting.

In 2008 an airborne magnetic and electromagnetic survey was completed on the Raglan Hills property. This was followed by mapping and prospecting in the vicinity of anomalies generated by the airborne survey.

Due to the downturn in commodity prices, PFN informed First Nickel that it would not be participating in the funding of a 2009 exploration program and as a result the Company’s participating interest has been decreased. As per the joint venture agreement with First Nickel, the Company’s participating interest was converted to a 1.5% NSR over the Raglan Hills property.

EAST SUDBURY, ONTARIO

During the year ended 30 April 2009, the Company acquired 124 mineral claims (1,638 units – 26,208 ha) by staking in the Sudbury area of Ontario.

In September 2009, the Company entered into a purchase agreement with Trueclaim Exploration Ltd. (“Trueclaim”) whereby Trueclaim would purchase 100% ownership of certain claims that formed part of the East Sudbury property for a 1.5% NSR and 50,000 Trueclaim shares.

In September 2009 the property was reduced from 128 claims to 60 claims and from then through December 2009 an additional 56 claims were lapsed.  The Company allowed the balance of the claims remaining to lapse in August 2010.

NORTH DULUTH, ONTARIO

In 2007 the Company acquired 10 mineral claims (81 units – 1,296 ha) in the Crystal Lake Area south of Thunder Bay, Ontario and completed an airborne magnetic-electromagnetic survey over the property. The survey did not identify any significant targets for follow-up work and in February 2009, the property was reduced to 8 claims.

In February 2010, the remaining claims lapsed.

GLITTER LAKE, QUÉBEC

The Company entered into an option agreement dated 15 August 2003, and amended 30 April 2006, with CanAlaska Uranium Ltd. (“CanAlaska”) whereby the Company could earn a 50% interest in the mineral claims knows as the “Glitter Lake Property”, located in Québec.

The Glitter Lake Property consists of 63 unpatented mining claims totaling 1,008 ha. The claims are owned 100% by PFN. Work requirements are $750 per claim.  The claims are situated along the trend of the gabbroic sill that hosts the Horden Lake Cu-Ni deposit and form two groups, one situated to the southwest of the Horden Lake property, the other to the northeast.

The Glitter Lake claims surround, and extend along strike from, the Horden Lake Copper-Nickel deposit, which hosts an indicated resource of 8.8 million tonnes (“Mt”) at 0.88% copper (“Cu”) and 0.21% Nickel (“Ni”), and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, 2 March 2009).

The principal exploration target on the Glitter Lake Property is remobilized magmatic Cu-Ni sulphide mineralization along the contact of the metagabroic intrusion that hosts the Horden Lake deposit. Of particular interest is the potential for relatively high-grade Cu mineralization that could be used to augment the high grade, but relatively low tonnage portion (indicated resource of 2.4 Mt at 1.37% Cu, 0.25% Ni, and inferred resource of 2.0 Mt at 1.34% Cu, 0.34% Ni) of the Horden Lake deposit.

On 1 April 2008 the Company signed an amended agreement with CanAlaska whereby, in order to maintain the option, a total of $200,000 was to be spent by 15 April 2009 with an additional $300,000 to be spent by 15 April 2010. PFN has completed exploration expenditures in the amount of $248,891 fulfilling its 2003 and 2007 exploration commitments.

On 30 January 2009, PFN and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake Property to PFN in consideration of PFN assuming CanAlaska’s remaining lease obligation of approximately $83,600 with respect to its office location to the end of the lease term in November 2010.  CanAlaska retains a 0.5% NSR interest in the property along with the existing royalty agreement with the original prospectors of 1.5%. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake Property.

FIEDMONT, QUÉBEC

On 16 December 2008, the Company entered into an option agreement with Kinbauri whereby the Company could earn a 60% interest in 40 of Kinbauri’s 84 claims covering approximately 3,458 ha, known as the Fiedmont PGM property, subject to a 2% NSR held by the original vendors. The vendor’s NSR is subject to a 1.0%, $900,000 buyback, to earn a 60% interest.

Under the terms of the Agreement, the Company would pay Kinbauri an aggregate amount of $98,000, issue 150,000 common shares to Kinbauri and expend $400,000 on exploration prior to 30 November 2010 to earn its interest. The Company’s first year commitment was mandatory and included payment to Kinbauri of $38,000 (paid), issuance of 50,000 shares (issued, valued at $4,500), and expenditures of $150,000 (incurred) on exploration prior to 30 November 2009.

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 g/t Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 m. The property has seen very little work since its discovery in 2002. The Company completed an initial drill program targeting potential extensions of the known mineralization in March 2009.

No significant assay results were obtained from the drilling program, and the option agreement was terminated in October of 2009.

SOQUEM –TAUREAU & CHENNEVILLE PROJECTS, QUÉBEC

On 28 July 2006 the Company signed a 50/50 Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the southern portion of the Province of Québec, Canada, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM would pool staffing and funding resources, and share all technical data pertaining to properties located within the AMI, with each party having equal representation of two members each on a technical committee, responsible for setting programs, budget and schedule.  SOQUEM acted as Manager.  The first exploration program agreed upon between the parties was budgeted at $250,000 and was completed by the end of 2006.

In the event that a viable property was identified, the parties would contribute jointly to all staking and acquisition costs, or, if one party elected to do so independently, would do so at its own expense.  In that event, the other party was granted the right of first refusal to acquire a 50% interest in the property.  Exercise of this right would result in the creation of a new joint venture agreement between the parties for the newly acquired property.

The 2006 program’s assay results (1.17g/t Pd, 0.14g/t Pt, 0.29g/t Au, 1.62% Cu, and 0.35% Ni) from the Taureau evaluations justified staking a mafic intrusive and the flying of an airborne EM survey.  Several magnetic bodies with associated conductors were identified, and additional claims were acquired in these areas.

In 2007, work programs continued to evaluate mafic intrusives in the AMI.  The conductor trends identified from the airborne survey in the Chenneville area were staked (254 mineral claims – 15,200 ha) and evaluated. The Chenneville Project was initiated to follow-up on the PGE-Cu-Ni mineralization located in 2006.  Additional follow-up ground work on the Taureau and Chenneville project areas was completed in 2009, culminating with a 500 m drill program on the Chenneville property.  No significant mineralization was identified during the course of the foregoing investigations.

Both parties agreed to abandon the entire Chenneville property since the fieldwork did not give the significant results expected and the Company and SOQUEM agreed to terminate the Taureau and Chenneville joint venture in August 2009.

DESTINY GOLD PROPERTY, QUÉBEC

On 14 August  2009, the Company entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project (formerly the Despinassy Project) consisting of 175 mining claims totalling 7,260 ha.

On 8 August 2011 PFN announced that, subject to regulatory and shareholder approvals, it had entered into a letter agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen was granted an option (“Option”) to acquire the Company’s 60%  earn in option interest (“Option Interest”) in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest has been granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, PFN will grant to Next Gen an irrevocable right and option to acquire PFN’s right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants (“Warrants”) exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from their date of issuance, all of which is due as follows:

Cash: Next Gen paid to PFN $50,000 on signing the LA and will make the balance of the cash payments to PFN in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to PFN upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, Next Gen Shares and Warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under PFN’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. PFN will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the option interest from PFN to Next Gen in accordance with the terms of the LA.

On 26 September 2011 PFN announced that regulatory and shareholder approvals were received and the LA closed. In accordance with the terms of the LA, Next Gen delivered, on 26 September 2011, a Notice of Commencement of the Option to the Company as well as 4,550,000 common shares of Next Gen and 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices until September 26, 2015. The Warrants and any shares exercisable under the Warrants are subject to regulatory hold periods until January, 2012. PFN is a controlling shareholder and therefore is required to file reports under National Instrument 62-103, The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company optioned the Nickel Plats property from Diamond Hunter Ltd. (“Hunter”). The property is located approximately 50 km north of Laronge, Saskatchewan. The property covers a Ni-Cu occurrence (historic resource of 1.7 million tonnes grading 0.74% combined Ni-Cu) within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011	(paid)	20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

Approximately $678,609 in expenditures have been accrued by the Nickel Plats Project, thereby fulfilling all exploration expenditure requirements under the terms of the amended Option Agreement.

In 2007, the Nickel Plats project was evaluated, and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the known mineralization and other targets that were developed from the work.  Five mineral claims (7,692 ha) were staked in the vicinity to expand to the property to include additional target areas.

A 2,284 line km helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey was completed by Geotech Ltd. over the Nickel Plats property in 2008, with a large number of anomalies identified, and limited re-sampling of historic drill core on the property was also completed.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

No exploration activity was undertaken on the project since  2009.

A joint venture partner is being sought to further explore the Nickel Plats Project.

WINTER LAKE, NORTHWEST TERRITORIES, CANADA

In 2007, the Company staked two separate blocks of claims, totaling 33 mineral claims of approximately 34,070 ha in the MacKay Lake area of the Northwest Territories.  These claims cover geology similar to that where GGL Resources reported nickel values in a komatiitic environment.

No exploration work was completed on the property subsequent to staking, and the claims were allowed to lapse May 4, 2009 and reverted to the Crown.

TONSINA PROPERTY, ALASKA

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105), which were staked in June 2006.  These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina property”.  The claims are owned 100% by the Company.

The property is located in the Valdez quadrangle in southeast Alaska on state select land, located approximately 6 km south of the village of Tonsina and 110 km north of Valdez.  The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex.   Access is relatively good with bush roads 6 km north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

The 2007 exploration program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An IP survey designed to test the extent of the mineralization was completed in the summer of 2008, and was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 m strike length.  Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

A joint venture partner is being sought to further explore the project.

KANE PROPERTY, ALASKA

During a previous year, the Company acquired certain mineral claims by staking in Alaska.  On 6 June 2007, the Company entered into an option agreement with Stillwater Mining Company (“Stillwater”) whereby Stillwater could earn 50% of the first selected property by spending US$3.5 million and US$4.0 million on each subsequent selected property by 31 December 2011.  In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

UNION BAY, ALASKA

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold Ventures Limited (“Freegold”), a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the property.

In order to earn its 50% interest, the Company, purchased a private placement of $165,000 (2002), made cash payments, and issued common shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date(issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004(issued)	-	30,000	-
	Payments	Shares	Exploration Expenditures
- On or before 1 July 2004(paid / incurred)	20,000	-	30,000
- On or before 1 July 2005(paid / incurred)	30,000	-	340,000
- On or before 1 July 2006(paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%.  This election was not made.

As a term of the agreement the Company, upon vesting with 50%, issued 253,586 common shares at market value of $100,000 to Freegold.  In a previous year, 134,538 common shares were issued, the value of which was accounted in the previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property, with the Company as Project Operator.

No programs were carried out during the past year and Freegold and the Company are seeking a joint venture partner to further develop this project.

NIXON FORK PROPERTY, ALASKA

By Letter Agreement (the “Agreement”) dated 9 December 2008 between the Company and St. Andrew Goldfields Ltd. (“SAG”), the Company was granted an option, exercisable until 15 February 2009, to acquire a 100% interest in SAG’s wholly-owned subsidiary Mystery Creek Resources Inc. (“MCR”).  MCR’s assets include the Nixon Fork property, located 56 km northeast of McGrath, Alaska.

The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid 12 February 2009, and the balance was paid in three equal instalments on 1 May 2009, 1 July 2009 and 1 September 2009.

The mine is located 56 km northeast of McGrath, Alaska. Work on the property began in late March 2009 and consisted of reopening the facilities that had been shut down in October of 2008.  The facilities are in good condition and the camp is operational.

In June 2009, the Company granted Fire River Gold Corp. (“FAU”) an option to acquire all of the outstanding shares of MCR.  FAU paid PFN US$50,000 on signing of the agreement.  The sale of MCR to FAU was approved by PFN shareholders in August 2009. The shareholders of FAU approved the purchase of MCR in September 2009.  FAU exercised the option by making further payments totalling US$450,000 and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares to the Company.

FAU also issued to PFN 1,000,000 share purchase warrants entitling PFN to purchase 1,000,000 shares of FAU at an exercise price of $0.50 until 2 October 2011, and reimbursed all expenses incurred by PFN from 1 May 2009 for a total of CDN$773,766.

BURKINA FASO GOLD PROJECT, AFRICA

In January, 2011, the Company entered into an option agreement with SOMITRA, a company incorporated in Burkina Faso, to acquire three gold permits, known as the Burkina Faso Gold Project, located in Burkina Faso, Western Africa. The project consists of three separate permits totaling 429 sq km.

Under the terms of the option agreement, PFN can earn a 100% interest in the properties over a three year period by paying SOMITRA US$480,000 and providing SOMITRA with a total of 450,000 PFN shares, or PFN may elect to pay the sum of US$135,000.

During the period of the agreement PFN can terminate the option agreement at any time as regards to one or several of the Permits.

SOMITRA will retain a 1% Net Smelter Return, NSR, with a buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

PFN’s Burkina Faso gold Projects lie within the Birimian Greenstone Belt of West Africa, one of the most prolific gold producing regions of the world. The Birimian Greenstone Belt consists of Lower Proterozoic age volcanic and sedimentary units intruded and surrounded by related plutonic rocks and has a long history of gold mining with industrial history beginning in Ghana at the end of the 19th century.

HEAVEN LAKE PGM, GOLD PROJECT, ONTARIO

On 13 December 2010, the Company staked 220 square kilometres 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario The property covers entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

The project area is underlain by mafic-ultramafic metavolcanics, Nipigon DiabaseSill Complex, gabbro intrusions, felsic and tonalite plutonic rocks and Iron formation. Given the property’s proximity to the Lac des Iles Mine, and exploration potential in intrusions related to mid-continental rifting in the Lake Nipigon region as potential hosts for large platinum group metals dominant precious and base metal deposits, only minor exploration effort appears to been directed toward mafic intrusions in the vicinity of the Heaven Lake Greenstone Belt. Heaven lake greenstone belt holds significant exploration potential for PGM deposits associated with low grade copper-nickel mineralization in mafic intrusions.

Last exploration work conducted by Phoenix Matachewan Mines Ltd from 2000-2002 identified coarse bleb-textured disseminated sulphides carrying free pentlandite, hosted along the southern contact of an essentially non-magnetic, gently discordant gabbro to pyroxenite sills.

Base-metal and gold mineral potential is also considered by the Ontario Geological Survey, OGS, to be present in areas underlain by rocks of the Heaven Lake and Lac des Iles greenstone belts. In two locations, sulfide mineralization occurs as disseminated to stringer pyrite and pyrrhotite in fractures and along bedding in the iron formation.

The Company commissioned a third party compilation report on the Heaven Lake project that will provide additional information on the claims. Following completion of the report, a recommended work program and budget for the new project will be released.

RIVER VALLEY EAST AND WEST PGM PROJECT, ONTARIO

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario. The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17.  It covers two rock groups that host significant concentrations of Platinum Group Metals (PGM) mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

River Valley West claims cover branches of the River Valley Intrusion from the main intrusive body that hosts the River Valley PGM resource and intrude Huronian sediments to the west. These units are under explored making them attractive exploration targets. The East Bull Lake Suite has the potential to contain at least two different styles of sulphide mineralization: 1) brecciated contact style mineralization (similar to PFN’s River Valley PGM Project); and 2) reef style mineralization in the interior of these intrusive bodies, at the interface or zone of mixing of magmas of differing composition. The Nipissing Gabbro has been explored for PGM on some areas of the property. Publicsector geochemical data from the newly acquired claims indicate widespread anomalous PGM, gold and base metals. Hypersthene-bearing gabbro and contact breccia appear to be the most favourable lithologies within the Nipissing for hosting significant PGM mineralization.

QUALIFIED PERSON STATEMENT

“Project Overview” and “Subsequent Event” sections of this report have been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Vice President Exploration for PFN and a Qualified Person under the provisions of NI 43-101.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company.  The figures have been prepared in accordance with IFRS, excepted for the figures for the period ended 30 April 2010, which have been prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	31 Jan.	31 Oct.	31 Jul.	30 Apr	31 Jan.	31 Oct.	31 Jul.	30 Apr.
	2012	2011	2011	2011	2011	2010	2010	2010
Total revenues	$ 10,295	$ 9,409	$ 6,836	$ 35,017	$ 5,222	$ 5,748	$ 6,306	$ 12,151
Net income(loss)	(1,004,903)	(688,555)	(1,071,526)	(3,317,683)	(136,327)	(321,119)	(541,064)	(1,843,147)
Net income(loss) per share	(0.01)	(0.01)	(0.01)	(0.05)	(0.00)	(0.01)	(0.01)	(0.03)
Total assets	15,585,846	16,416,320	16,173,530	15,575,641	11,202,245	11,492,906	12,720,801	11,353,054

RESULTS OF OPERATIONS

The nine month period ended 31 January 2012 resulted in a loss from operations of $2,710,984 which compares with a loss of $998,510 for the same period in 2011.  The increase in loss of $1,712,474 was mainly attributable to:

1.

An increase of $315,539 in investor and shareholder relations due to the new marketing program and promotional activities undertaken during the current period by the Company. Cost $400,552 for the nine month period ended 31 January 2012 compared to $85,013 for the same period in 2011.

2.

An increase of $307,016 in share-based payments due to the issuance of stock options to employees and consultants.  Cost $365,425 for the nine month period ended 31 January 2012 compared to $58,409 for the same period in 2011.

3.

An increase of $212,773 in management fees due to the amendment increase and bonus paid to the Chairman and CEO in relation to the closing acquisition of the River Valley project from Anglo.  Cost $366,195 for the nine month period ended 31 January 2012 compared to $153,422 for the same period in 2011.

4.	An increase of $159,759 in loss on sale of available-for-sale securities. Cost $290,832 for the nine month period ended 31 January 2012 compared to $131,073 for the same period in 2011

5.

An increase of $153,566 in travel, lodging and food due to promotional activities and attendance at various trade shows.  Cost $188,306 for the nine month period ended 31 January 2012 compared to $34,740 for the same period in 2011.

6.	An increase of $147,789 in salaries and benefits due to hiring of additional staff. Cost $280,205 for the nine month period ended 31 January 2012 compared to $132,416 for the same period in 2011.

7.	An increase of $126,921in consulting fees due to hiring of additional consultants. Cost $263,727 for the nine month period ended 31 January 2012 compared to $136,806 for the same period in 2011.

8.	An increase of $117,849 in unrealized loss on share purchase warrant. Cost $117,849 for the nine month period ended 31 January 2012 compared to $Nil for the same period in 2011.

9.

An increase of $55,695 in office expenses due to the departure of a Tenant that shared office space and expenses.  Cost $96,349 for the nine month period ended 31 January 2012 compared to $40,654 for the same period in 2011.

During the nine month period ended 31 January 2012, the Company incurred mineral property cash costs of $3,274,649 compared to $779,688 in the previous year, an increase of $2,494,961 due to the commencement of the Phase IA exploration and drilling program of the River Valley project.

LIQUIDITY AND CAPITAL RESOURCES

During the nine month period ended 31 January 2012, the Company’s working capital, defined as current assets less current liabilities, was $5,121,535 compared with working capital of $8,608,818 as at 30 April 2011.  The Company has total issued and outstanding of 103,747,214 shares as at 31 January 2012. The Company has a portfolio of investments with a book value of $2,175,323 and a market value of $1,488,106 as at 31 January 2012.

CONTRACTUAL COMMITMENTS

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman of the Company.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The director and Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement.  The compensation under the original agreement was amended from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

By amended agreement effective 1 April 2011, the Company amended the 1 December 2005 agreement as amended on 1 December 2008.  The compensation under the amended agreement was further amended from $15,550 per month to $20,833 per month.  The term of the amended agreement is for five years terminating on 31 March 2016.  All terms of the original agreement remained the same.

Year ended 30 April	2012	2013	2014	2015	2016	Total
Management agreement	$ 63,541	$ 263,594	$ 276,773	$ 290,612	$ 305,143	$ 1,199,663

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of amounts receivable, valuation of warrants, the assumptions used in the accounting for share-based payments, the provision for income taxes and composition of deferred tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value measurement of certain financial instruments.

A detailed summary of all of the Company’s significant accounting policies is included in Note 2 to the consolidated financial statements for the three month period ended 31 July 2011.

GOVERNMENT LAWS, REGULATION & PERMITTING

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

ESTIMATES OF MINERAL RESOURCES

The mineral resource estimates contained in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. There is no assurance that the Company will be successful in raising sufficient funds to meet its obligation or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts.

KEY MANAGEMENT AND COMPETITION

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

TITLE TO PROPERTIES

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

COMMODITY PRICES

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper or gold.

CHANGES IN ACCOUNTING POLICIES – INITIAL ADOPTION

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Canadian Accounting Standards Board declared that International Financial Reporting Standards have replaced Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after 1 January 2011.

In order to produce the required financial statements in accordance with IAS 34, the Company used accounting policies consistent with IFRS as issued by the IASB and interpretations of IFRIC.

The condensed interim financial statements for the three and nine month periods ended 31 January 2012 are the Company’s third condensed consolidated interim financial statements prepared in accordance with IAS 34 using accounting policies consistent with IFRS.  These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s first condensed consolidated interim financial statements prepared in accordance with IAS 34 and IFRS dated 31 July 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out in the Company’s financial statements have been applied consistently to all periods presented.

Transition to IFRS

The Company has adopted IFRS with a transition date of 1 May 2010.  Under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, the Company elected to take the following IFRS 1 optional exemption:

Share-based Payments – IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, “Share-based Payment” to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before 1 May 2010.  The Company elected not to apply IFRS 2 to equity instruments that vested prior to 1 January 2010.

Canadian GAAP to IFRS differences

Share-based Payments – The Company elected to apply IFRS 2 only to those stock options granted subsequent to 7 November 2002 and not vested before 1 May 2010.  This resulted in an increase of stock options reserve as at 1 May 2010 by $36,851 with an increase in deficit by an equal amount, and an increase in share-based payment expense of $162,543 for the year ended 30 April 2011, of which $(10,134) and $(6,985) were adjusted for the three and nine month periods ended 31 January 2011, respectively.

Flow-through Shares - Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, “Flow-through Shares”.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability.  Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                  is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense.  A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and record a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at the transition date, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended 30 April 2011.

Reclassification within Equity section - Under Canadian GAAP, “Contributed Surplus” was used to record the issuance of warrants, stock options and performance shares as well as shares to be issued and warrants to be issued.  Upon adoption of IFRS, the balances in “Contributed Surplus” have been reclassified to “Stock options reserve”, “Warrants reserve” and "Performance shares reserve".  In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” that existed under Canadian GAAP into “Available-for-sale investments reserve”.

Detailed schedules of the impact of these changes are included in Note 15 of the condensed consolidated interim financial statements for the nine months ended 31 January 2012.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, advances and deposits, available-for-sale securities, share purchase warrants and trade payables. The fair value of these financial instruments, with the exception of available-for-sale and share purchase warrants, approximates their carrying value unless otherwise noted.

Fair Values

	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for-sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	3,895,513	-	-	-
Amounts receivable	N/A	-	223,398	-	-
Available-for-sale securities	Level 1	-	-	1,027,985	-
Available-for-sale securities	Level 2	-	-	225,000	-
Share purchase warrants	Level 2	235,121	-	-	-
Equity investments	Level 1	-	-	603,960	-
Trades payable	N/A	-	-	-	224,424

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable.  The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions.  As at 31 January 2012, amounts receivable was mainly comprised of Harmonized Sales Tax receivable of $183,999 (30 April 2011 - $184,818).  As a result, credit risk is considered insignificant.

Currency Risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s significant foreign currency exposures:

	31 January 2012	30 April 2011

Cash and cash equivalents	US$ 664,796	US$ 946,242

The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As at 31 January 2012, the Company had $3,895,513 (30 April 2011 - $3,880,196) in cash and cash equivalents to settle trade payables of $224,424 (30 April 2011 - $403,338) and, accordingly, liquidity risk is considered insignificant.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

RELATED PARTY TRANSACTIONS

	31 January 2012	31 January 2011
Management and consulting fees	$ 520,295	$ 271,902
Salaries and wages	$ 90,178	$ 89,830
Share-based payments	$ 152,321	$ 58,409
	$ 762,794	$ 420,141

Included in amounts receivable at 31 January 2012 are amounts totalling $38,287 (30 April 2011 – $27,651) which are receivable for expense advances from Fire River, El Nino and Next Gen, companies with directors and officers in common.

All related party transactions are in the normal course of operations and measured at the exchange amount agreed to between the related parties.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value. As at 31 January 2012, there were 103,747,214 outstanding common shares compared to 85,737,788 outstanding shares at 30 April 2011.

Share Purchase Options

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2011	Granted	Exercised	Expired	Cancelled	Number outstanding 31 January 2012	Exercise price per share	Expiry date
50,000	-	-	50,000	-	-	$0.50	8 May 2011
20,000	-	-	20,000	-	-	$0.50	19 May 2011
703,000	-	40,000	-	-	663,000	$0.25	5 November 2014
150,000	-	-	-	-	150,000	$0.25	14 February 2017
595,000	-	50,000	-	-	545,000	$0.25	12 May 2012
230,000	-	-	-	-	230,000	$0.25	11 October 2017
130,000	-	-	-	-	130,000	$0.25	29 October 2017
910,000	-	-	-	55,000	855,000	$0.60	22 February 2013
100,000	-	-	-	100,000	-	$0.50	11 June 2013
930,000	-	70,000	-	-	860,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	15 July 2014
150,000	-	150,000	-	-	-	$0.25	4 June 2015
150,000	-	-	-	150,000	-	$0.40	4 June 2015
150,000	-	-	-	150,000	-	$0.25	5 January 2015
150,000	-	-	-	150,000	-	$0.50	5 January 2015
100,000	-	-	-	-	100,000	$0.25	5 January 2015
100,000	-	-	-	-	100,000	$0.50	5 January 2015
300,000	-	-	-	-	300,000	$0.25	1 February 2016
3,100,000	-	-	-	700,000	2,400,000	$0.30	24 February 2016
125,000	-	-	-	-	125,000	$0.30	20 May 2014
-	400,000	-	-	-	400,000	$0.35	20 May 2014
	600,000	-	-	-	600,000	$0.27	7 September 2016
8,268,000	1,000,000	310,000	70,000	1,305,000	7,583,000

Performance Shares

During the previous year, of the total of 2,697,990 performance shares reserved for issuance and exercisable at $0.01 per share, 750,000 performance shares have been exercised and issued and 300,000 performance shares were authorized for issuance to the new Vice President of Engineering. 1,647,990 remain available for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.  These performance shares have since been cancelled.

During the current year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company.  These shares are to be granted at the discretion of the Board.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Canadian GAAP. As at the end of the year covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the nine month period ended 31 January 2012. All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management continues to review and refine its internal controls and procedures.

RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.

There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

NEW PROJECT ACQUISITION PROGRAM

The current downturn in the metals market is providing an excellent opportunity to acquire high quality projects under excellent terms. Several properties located in Mexico, Central America, the United States, and Canada, are under review and the Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill-stage projects.

SUBSEQUENT EVENTS

19 December 2011, the Company signed a ten year lease term agreement with City Square Property Holdings Inc. commencing on 1 April 2012 for a 4,900 sq. ft. with basic rent amounting to $22 to $29 per sq. ft.  office space located at 555 West 12th Avenue, Vancouver, BC.

7 February 2012, the Company received its Mining Lease for its 100% owned River Valley PGM & Gold Property, 70 km from Sudbury, Ontario.  The Mining Leases give PFN security of title on the land and the exclusive right to mine the River Valley deposit. The Mining Leases include surface rights that allow for siting of project infrastructure and processing facilities. The Mining Leases are for a period of 21 years (commencing on 1 November 2011) and are renewable.

The Mining Leases cover an area of 5381.1 hectares, including 4,756.2 hectares of Surface and Mining Rights and an additional 624.9 hectares of Mining Rights. The Mining Leases cover all of the NI43-101 mineral resources of the River Valley PGM Project.

10 February 2012, the Company paid US$105,000 to Somitra regarding the 1st anniversary payment agreement to acquire 100% interest in the properties of Kangara, Kalempo and Lhorosso, Burkina Faso, Africa. Also, the Company provided them a letter advising that it will not proceed with fulfilling the option.

21 February 2012, the Company completed the first component of the Environmental Baselines Studies on its 100% owned River Valley PGM Property, 100 km from Sudbury, Ontario. The Company commissioned DST Consulting Engineers of Thunder Bay, Ontario to complete a preliminary environmental baseline study in the area of the River Valley deposit.

The project is expected to require the completion of provincial and federal environmental assessments and permits prior to development. Environmental baseline studies are the foundation for the overall achievement of the environmental assessment under provincial and federal regulatory requirements. Baseline data collected in project development becomes important in facilitating future mine permitting such as meeting the requirements of the Metal Mining Effluent Regulations.

The Environmental Impact studies will be instrumental in moving the River Valley PGM Project through Preliminary Assessment studies with a view to advancing the project. More particularly, the studies are intended to assess the environmental impacts of the construction and operation of the possible mine site and related facilities.

The first component of the environmental baselines studies has been initiated, and covers the fourth quarter (Q4) of 2011. Aquatic baseline sampling performed in November 2011 for surface water, sediment quality and benthic invertebrates. It is expected that baseline surface water and sediment monitoring continue on a quarterly basis in 2012 to further assess seasonal trends. Long-term monitoring of water quality, sediment, benthos, and fish are typical aspects of environmental effects monitoring (Environment Canada, 2002).